David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Tel. (516) 887-8200
Fax (516) 887-8250

March 13, 2008

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ms. Mara L. Ransom, Esq.

Re:           Charleston Basics

Amendment No.5 to Registration Statement on Form S-1
Filed on March 4, 2008
File Number 333-145211

Dear Ms. Ransom:

On behalf of Charleston Basics, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 5 to  Registration Statement on Form S-1/A ("Amendment No. 5”) in response to the Commission's comment letter, dated March 11, 2008 (the “Comment Letter”), with reference to Amendment No. 4 to Registration Statement on Form S-1/A (the “Amendment No.4”) filed with the Commission on March 4, 2008.

In addition to Amendment No. 4, the Company supplementally responds to all the Commission's comments as follows:

Financial Statements

Note 4- Related Parties, page F-13

1.           Comment:                                Please revise your disclosure to include the terms and the manner of settlement with regard to the shareholder loan made to the Company. See paragraph 2.d. of SFAS no. 57.

Response:                                Amendment No. 5 has been revised in accordance with the Commission’s comment.

Undertakings, page 29

2.           Comment:                                We note your response on comment 2 in our letter dated February 20, 2008. While we note that you indicated that you complied with our request and that you re-inserted the undertaking contained in Item 512(a)(5)(ii) of Regulation S-K, it appears that you did so only with respect to the redlined version of your registration statement as the clean version continues to omit this undertaking. Please revise.

Response:                                Amendment No. 5 has been revised in accordance with the Commission’s comment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and Amendment No.5 Registration Statement on Form S-1/A as requested by the Commission, together with a redlined copy showing the changes made in the Amendment No. 5 to the Registration Statement in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc:  Mr. Michael Lieber